Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of November 23, 2010

among

CHINOS HOLDINGS, INC.,

CHINOS ACQUISITION CORPORATION

and

J. CREW GROUP, INC.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 23, 2010 (this “Agreement”), is by and among Chinos Holdings, Inc., a Delaware corporation (“Parent”), Chinos Acquisition Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and J. Crew Group, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are used as defined in Section 8.12.

WHEREAS, the parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, MD and each of his related parties that is a Rollover Investor is entering into the Rollover Letter, pursuant to which MD and each of the Rollover Investors will contribute to Parent, subject to the terms and conditions therein, the Rollover Investment;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of TPG Partners VI, L.P., Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (each, a “Guarantor” and, collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time), on a date to be specified by Parent and the Company (the “Closing Date”), which shall be no later than the third business day after satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036, unless another date, time, or place is agreed to in writing by Parent and the Company; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI hereof, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any business day during the Marketing Period specified by Parent to the Company on no less than three business days’ written notice to the Company and (ii) the next business day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) at such time or (b) such other date, time, or place as agreed to in writing by the parties hereto.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). At or prior to consummation of the Merger, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the DGCL, or at such later time as is agreed to by the parties hereto prior to the Closing Date and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and by-laws of Merger Sub, and as so amended shall be the certificate of incorporation and by-laws of Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.9 hereof).

SECTION 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates; Company

Stock Options

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Held by Company Subsidiaries. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, all shares of Company Common Stock (including Restricted Shares, if any) contributed to Parent by the Rollover Investors (collectively, the “Rollover Shares”) immediately prior to the Effective Time shall not be converted into the right to receive the Merger Consideration. Any shares of Company Common Stock owned by any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Merger Consideration and shall, at the election of Parent, either (i) convert into shares of a class of stock of the Surviving Corporation designated by Parent in connection with the Merger or (ii) be canceled.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b), Rollover Shares and Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $43.50, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

SECTION 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration, in each case in accordance with this Article II and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay such aggregate Merger Consideration. Such aggregate cash deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.2(a). Nothing contained in this Section 2.2(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock (including Restricted Shares that are treated as Company Common Stock pursuant to Section 2.4) to receive the Merger Consideration or any holder of an Option to receive the Designated Consideration, in each case as provided herein.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than three business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts any of them reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate Government Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has properly exercised and perfected its, his or her appraisal rights under Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (or any successor provision) (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If, after the Effective Time, any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to control all negotiations and proceedings with respect to such demands for appraisal. Without limiting the generality of the foregoing, prior to the Effective Time the Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.4 Company Stock Options and Restricted Stock.

(a) At or prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof and amending any Company Stock Plan) to:

(i) terminate each Company Stock Plan;

(ii) except as otherwise agreed by Parent and a holder thereof, provide that each outstanding option to purchase shares of Company Common Stock granted under a Company Stock Plan or otherwise but excluding any options granted pursuant to the ESPP (each, an “Option”) that is outstanding and unexercised (without regard to the exercise price of such Option) as of immediately prior to the Effective Time, whether vested or unvested, shall (A) become fully vested and exercisable immediately prior to and contingent on the Closing and (B) be cancelled as of the Effective Time (in each case, without the creation of additional liability to the Company or any of its Subsidiaries), subject, if applicable, to payment pursuant to Section 2.4(b); and

(iii) except as otherwise agreed by Parent and a holder thereof, provide that each share of Company Common Stock that is subject to vesting or forfeiture conditions (whether time-based or performance-based and whether granted under a Company Stock Plan or otherwise) (each, a “Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall become fully vested immediately prior to and contingent on the Closing, and provide that each such share shall be treated as a share of Company Common Stock for all purposes of this Agreement.

(b) Each holder of an Option that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price per share that is less than the per share Merger Consideration shall be entitled to receive as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time) a cash amount equal to the Designated Consideration for each share of Company Common Stock then subject to the Option (subject to applicable Tax withholding and without interest). For purposes of this Agreement, “Designated Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Option.

SECTION 2.5 Employee Stock Purchase Plan. The Company shall take all actions necessary to (i) terminate the ESPP in its entirety as of immediately prior to the Closing Date, (ii) ensure that no offering period shall be commenced on or after the date of this Agreement and (iii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause a new exercise date to be set under the ESPP, which date shall be the business day immediately prior to the anticipated Closing Date.

SECTION 2.6 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the definitive disclosure schedule delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (B) disclosed in any Company SEC Document (as hereinafter defined) filed with, or furnished to, the SEC on or after March 26, 2008 and prior to the date hereof (the “Filed SEC Documents”), other than disclosures in such Filed SEC Documents contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Filed SEC Documents which are forward-looking in nature:

SECTION 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company. For purposes of this Agreement, “Material Adverse Effect” means any effect, change, event or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in this Agreement) that, individually or in the aggregate with all other effects, changes, events or occurrences (i) has a material adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions; provided, however, that none of the following, and to the extent arising out of or resulting from the following, no other effect, change, event or occurrence, shall constitute or be taken into account , individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in generally accepted accounting principles or in accounting standards after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) the negotiation, execution or announcement of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.3(c) and Section 3.4), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (3) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (4) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by the Company or its Subsidiaries that is described in, and permitted to be taken without consent under, clauses (i) through (xviii) of Section 5.1(a), that were taken at the Parent’s written request or upon its advance written consent pursuant to Section 5.1 or the failure by the Company or its Subsidiaries to take any action that is prohibited by this Agreement to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.1, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (7) any change or prospective change in the Company’s credit ratings, (8) any decline in the market price, or change in trading volume, of the capital stock of the Company or (9) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (6) hereof) is a Material Adverse Effect); provided, further, however, that any effect, change, event or occurrence referred to in clauses (A) or (B)(1), (3) or (4) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect, change, event or occurrence has a materially disproportionate adverse affect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect).

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.2 Capitalization.

(a) (i) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). At the close of business on November 19, 2010 (the “Capitalization Date”), (i) 63,934,844 shares of Company Common Stock were issued and outstanding (including 361,365 Restricted Shares), (ii) 1,352,899 shares of Company Common Stock were held by the Company in its treasury, (iii) 8,421,967 shares of Company Common Stock were subject to outstanding Options and (iv) no shares of Company Preferred Stock were issued or outstanding.

(ii) As of the date of this Agreement, there was no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness disclosed in the balance sheet (including the notes thereto) (the “Balance Sheet”) of the Company and its Subsidiaries as of July 31, 2010 (the “Balance Sheet Date”), included in the Filed SEC Documents or incurred thereafter in the ordinary course of business.

(iii) As of the close of business on November 19, 2010, there were outstanding Options to purchase 8,307,717 shares of Company Common Stock with exercise prices on a per share basis lower than the Merger Consideration, and the weighted average exercise price of such Options was equal to $18.23 per share.

(iv) Except as described in this Section 3.2, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earning or financial performance or any other attribute of the Company, other than pursuant to the Options referred to above that were outstanding as of the Capitalization Date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, (i) a list of all holders of Options, the date of grant, the number of shares of Common Stock subject to such Option and the price per share at which such Option may be exercised and (ii) a list of all holders of Restricted Stock, the date of grant, the number of shares of Restricted Stock owned by each such holder.

(c) Each Option (A) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and (C) has a grant date which was approved by the Board of Directors of the Company or a committee thereof no later than the grant date.

(d) The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”).

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Subsidiaries has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any other attribute of any Subsidiary of the Company.

SECTION 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, acting upon the unanimous recommendation of the Special Committee, and, except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the Transactions and (iii) resolved, subject to Section 5.2, to recommend adoption of this Agreement to the holders of Company Common Stock. The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement be submitted to the holders of Company Common Stock for their adoption.

(c) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not reasonably be expected to have a Material Adverse Effect.

(d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

SECTION 3.4 Governmental Approvals. (a) Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act” ) including, without limitation, the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders Meeting and including the information required to be included in the Schedule 13E-3 (as defined below) (as amended or supplemented from time to time, the “Proxy Statement”) and the filing of the Schedule 13E-3, (ii) compliance with the rules and regulations of The New York Stock Exchange, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, (v) compliance with any applicable state securities or Blue Sky laws and (vi) the approvals set forth on Section 3.4 of the Company Disclosure Schedule (the “Company Approvals”), no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority or any stock market or stock exchange on which shares of Company Common Stock are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.

(b) Except for filings required under, and compliance with the other applicable requirements of, the HSR Act, no consent or approval of, or filing, authorization or registration with, any Governmental Authority relating to antitrust or competition matters is required.

SECTION 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) Since February 3, 2008, the Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, certifications, reports and proxy statements (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff. As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments that will not be material).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) except liabilities (i) disclosed in the balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date (other than in the notes thereto) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the Transactions or (iv) as would not reasonably be expected to have a Material Adverse Effect. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company SEC Documents nor any obligations to enter into any such arrangements.

(d) (i) Since February 3, 2008, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act.

(iii) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e) The Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the stockholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, (A) with respect to the Schedule 13E-3, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (B) with respect to the Proxy Statement, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or subject matter which has become false or misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 3.6 Absence of Certain Changes. Since January 31, 2010 (a) through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business, (b) through the date of this Agreement there has not been any Material Adverse Effect or any event, change or occurrence that would reasonably be expected to have a Material Adverse Effect and (c) there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Section 5.1(a)(ix), 5.1(a)(xi), 5.1(a)(xiii) or 5.1(a)(xvii)(only to the extent applicable to Section 5.1(a)(ix), 5.1(a)(xi) and 5.1(a)(xiii)).

SECTION 3.7 Legal Proceedings. Except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company there is no pending or threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, or any injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. Except as would not reasonably be expected to have a Material Adverse Effect, there are no injunctions, orders, judgments, rulings, decrees, awards, writs, stipulations, arbitration awards or other requirements of any kind outstanding against the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries are subject.

SECTION 3.8 Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are, and since February 3, 2008 have been, in compliance with all, and have not breached or violated any, state or federal laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, (i) none of the Company, its Subsidiaries or their respective employees and representatives have used corporate Company funds (or the funds of any of its Subsidiaries) for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or made any direct or indirect unlawful payment to any foreign or domestic government employee or official from corporate funds; (ii) the Company and its Subsidiaries make and keep books, records and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated (“FCPA”); and (iii) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and / or any similar law will be prevented, detected and deterred.

SECTION 3.9 Tax Matters.

(a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b) All material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the Balance Sheet (other than in the notes thereto). The unpaid Taxes of the Company and its Subsidiaries for all taxable periods and portions thereof through the Balance Sheet Date did not, as of the Balance Sheet Date, exceed by a material amount the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes) set forth on the Balance Sheet (other than in the notes thereto). The Company has not since the Balance Sheet Date incurred any material liability for Taxes other than in the ordinary course of business.

(c) There are no pending, nor has the Company or any of its Subsidiaries received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f) All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.

(g) No deficiency for any material Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved against in accordance with GAAP in the Filed SEC Documents on the Balance Sheet (other than in the notes thereto).

(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i) No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings (including any application for a change in accounting method under Section 481 of the Code) have been entered into with, issued by, or filed with any Governmental Authority with respect to or relating to the Company or any of its Subsidiaries that could affect material Tax Returns or material Taxes of the Company or any of its Subsidiaries for taxable periods or portions thereof beginning on or after the Closing Date.

(j) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any actual or potential liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation or otherwise (other than pursuant to customary provisions of credit agreements or of agreements entered into with employees, customers, vendors or lessors in the ordinary course of business).

(k) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (2).

(l) The Company is not, and has not been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(m) Neither the Company nor any of its Subsidiaries has made any payments, or has been or is a party to any agreement, contract, arrangement or plan that could result in it making any material compensatory payments in 2010, that were not or would not reasonably be expected to be deductible under Section 162(m) of the Code.

(n) For purposes of this Agreement: (x) “Tax” (including, with correlative meaning, the term “Taxes”) shall mean any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority; and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority, domestic or foreign, including consolidated, combined and unitary tax returns.

SECTION 3.10 Employee Benefits.

(a) Section 3.10 (a) of the Company Disclosure Schedule contains a true and complete list of each material Company Plan. The Company has made available to Parent true, correct and complete copies of (1) each material Company Plan document (or, if appropriate, a form thereof), including any amendments thereto and in the case of unwritten material Company Plans, written descriptions thereof, (2) the most recent annual report (Form 5500 series or local law equivalent) required to be filed with the IRS with respect to each material Company Plan (if any such report was required) and the two most recent actuarial valuations or similar reports with respect to each material Company Plan for which such report is available, (3) a correct and complete copy of the most recent IRS determination or opinion letter received with respect to each material Company Plan, (4) the most recent summary plan description for each material Company Plan for which such summary plan description is required, (5) each insurance or group annuity contract or other funding vehicle relating to any material Company Plan and (6) copies of the most recent version of any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

(b) Each Company Plan has been, in all material respects, administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. Neither the Company nor its Subsidiaries is or reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to such plan.

(c) No Company Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States.

(d) Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(e) Except as required under Section 601 et seq. of ERISA (or any other similar foreign, state or local Law), no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(f) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(g) The Company has made available to Parent a schedule that sets forth (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to MD as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event) and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) with respect to MD, in each case, calculated as of the date of this Agreement.

(h) Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Company. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any tax incurred by such service provider pursuant to Section 409A of the Code.

SECTION 3.11 Labor Matters. Except as would not reasonably be expected to have a Material Adverse Effect, (i) as of the date hereof neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization; (ii) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (iii) as of the date hereof no employees of the Company or any of its Subsidiaries are represented by any labor union or works council; (iv) as of the date hereof there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage; (v) as of the date hereof there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority; (vi) there is no pending or, to the Knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company or any of its Subsidiaries; and (vii) since February 3, 2008, the Company has complied with all applicable Laws related to employment, employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Laws in respect of any reduction in force, including notice, information and consultation requirements.

SECTION 3.12 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (A) since February 3, 2008, each of the Company and its Subsidiaries is and has been in compliance with all applicable Laws, regulations or other legal requirements relating to the protection of the environment or human health and safety (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (B) as of the date hereof there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries, (C) as of the date hereof neither the Company nor any of its Subsidiaries has received any written notice of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws and (D) there are and have been no Hazardous Materials present on any real property owned or leased by the Company or any of its Subsidiaries in a manner and concentration that would reasonably be expected to result in any claim against the Company or its Subsidiaries under any Environmental Law.

SECTION 3.13 Intellectual Property.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are the sole and exclusive owners of all of the Registered Intellectual Property, and the Registered Intellectual Property is not subject to any Lien other than Permitted Liens. To the Knowledge of the Company and except as would not reasonably be expected to have a Material Adverse Effect, all of the Registered Intellectual Property is valid and enforceable and none of the Registered Intellectual Property is being misappropriated, violated or infringed by any third party.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”).

(c) Except as would not reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any Subsidiary of any Intellectual Property owned by the Company or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any material Intellectual Property owned by the Company or its Subsidiaries.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and, if followed, ensure that the Company and its Subsidiaries are in compliance with all applicable Laws. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all such policies and other legal requirements pertaining to data privacy and data security. Except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, there have been (i) no material losses or thefts of data or security breaches relating to data used in the business of the Company and its Subsidiaries; (ii) violations of any security policy regarding any such data; (iii) any unauthorized access or unauthorized use of any data; and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or a Subsidiary or a contractor or agent acting on behalf of the Company or a Subsidiary.

SECTION 3.14 Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to a rights agreement, “poison pill” or similar agreement or plan.

(b) The Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company does not, and will not, apply to this Agreement, the Merger or the Transactions contemplated hereby.

SECTION 3.15 Property. Except as would not reasonably be expected to have a Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Encumbrances), (b) the Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Encumbrances) and (c) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property or any Company Lease, which default continues on the date of this Agreement.

SECTION 3.16 Contracts.

(a) Except for this Agreement, each Company Plan and the contracts filed as exhibits to the Filed SEC Documents, Section 3.16(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) relate to Indebtedness having an outstanding amount in excess of $2 million individually or $5 million in the aggregate, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

(iv) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such Contract (or series of related Contracts) in excess of $2 million or (B) and that contain representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $500,000 (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(v) are Contracts (or a series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, of $2 million or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(vi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;

(vii) are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms); or

(viii) contains provisions (i) that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from competing in any material line of business or grants a right of exclusivity to any Person which prevents the Company or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world, other than leases containing customary radius restrictions that would not apply to Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) following the consummation of the Merger or (ii) that grant to any person a most favored nation or similar right against the Company, except, in the case of clause (ii), Contracts that are not material.

(b) (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect would not reasonably be expected to have a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, except where such default would not reasonably be expected to have a Material Adverse Effect, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have a Material Adverse Effect; and (v) to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

SECTION 3.17 Suppliers. Section 3.17 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest suppliers or vendors (“Suppliers”) to the Company and its Subsidiaries (based on purchases from February 1, 2010, through the date of this Agreement). Except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Supplier that such Supplier intends to terminate, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such Supplier intends to cancel or otherwise terminate its relationship with the Company and its Subsidiaries.

SECTION 3.18 Insurance. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all material insurance policies maintained by the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, and in amounts sufficient to comply with all Material Contracts to which the Company or its Subsidiaries are parties or are otherwise bound, and (ii) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 3.19 Opinion of Financial Advisor. The Special Committee has received the opinion of Perella Weinberg Partners LP, to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of shares of Company Common Stock (other than with respect to Rollover Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

SECTION 3.20 Brokers and Other Advisors. Except for Perella Weinberg Partners LP, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Section 3.20

of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses it will incur to Perella Weinberg Partners LP in connection with this Agreement and the transactions contemplated hereby.

SECTION 3.21 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.1 Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, by-laws or comparable governing documents each as amended to the date of this Agreement.

SECTION 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by the Boards of Directors of Parent and Merger Sub, and no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger

Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than approval of the Merger by Parent in its capacity as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Parent and Merger Sub have (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and Merger Sub and their respective stockholders, and (ii) adopted resolutions that have approved and declared advisable this Agreement, the Merger and the Transactions, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.3 Governmental Approvals. Except for (i) compliance with the applicable requirements of the Exchange Act including, without limitation, the filing with the SEC of the Proxy Statement and the Schedule 13E-3, (ii) compliance with the rules and regulations of The New York Stock Exchange, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, and (v) compliance with any applicable state securities or Blue Sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority or any stock market or stock exchange on which shares of Company Common Stock are listed for trading are necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.5 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter (the “TPG Equity Funding Letter”) from TPG Partners VI, L.P. and an executed commitment letter (the “LGP Equity Funding Letter” and, together with the TPG Equity Funding Letter, the “Equity Funding Letters”) from Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively with TPG Partners V, L.P. the “Equity Providers” and each an “Equity Provider”) to each invest, in each case subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), (ii) an executed rollover commitment letter (the “Rollover Letter”) from MD, The Drexler Family Revocable Trust, The Millard S. Drexler 2009 Grantor Retained Annuity Trust #1, The Millard S. Drexler 2009 Grantor Retained Annuity Trust #2 (collectively, the “Rollover Investors”) to contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein (the “Rollover Investment”) and (iii) an executed commitment letter and Redacted Fee Letters from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letters, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Funding Letters, the Rollover Letter or Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.5(a)), and the respective obligations and commitments contained in such letters have not been withdrawn or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letters, the Rollover Letter and the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming (i) the Financing is funded in accordance with the Equity Funding Letters and the Debt Commitment Letter, as applicable, (ii) the contribution contemplated by the Rollover Letter is made in accordance with the terms of the Rollover Letter, (iii) the accuracy of the representations and warranties set forth in Article III and (iv) performance by the Company of its obligations under Section 5.1, as of the date hereof, the net proceeds contemplated by the Equity Funding Letters and Debt Commitment Letter will, together with Company cash and the contribution contemplated by the Rollover Letter, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and Designated Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Funding Letters or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses. The Financing Letters and the Rollover Letter are in full force and effect as of the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Equity Funding Letters, Rollover Letter or the Debt Commitment Letter; provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing or that any of the conditions to the contribution contemplated in the Rollover Letter will not be satisfied or that the contribution contemplated by the Rollover Letter will not be made to Parent on or before the date of the Closing; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article III, or compliance by the Company of its obligations hereunder. The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein, and the Rollover Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the contribution to Parent described therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters, the Rollover Letter, the Interim Investors Agreement and any customary engagement letter and non-disclosure agreements that do not impact the conditionality or amount of the Financing.

SECTION 4.6 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of each Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty.

SECTION 4.7 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions, including the Financing (as some or all of such Financing may be amended or replaced in compliance with Section 5.5 hereof) and the payment of the aggregate Merger Consideration, (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article III hereof, (d) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, (e) payment of all amounts required to be paid in connection with the consummation of the Transactions, and (f) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.8 Certain Arrangements. (a) Except as set forth in Section 4.8 of the Parent Disclosure Schedule delivered to the Company on the date hereof (the “Parent Disclosure Schedule”), as of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the Transactions or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.

SECTION 4.9 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.10 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger

Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives in anticipation or contemplation of any of the Transactions.

SECTION 4.11 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, with respect thereto.

SECTION 4.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (including any amendment or supplement or document incorporated by reference) or the Schedule 13E-3 shall, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or, with respect to the Proxy Statement, omit to state any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading.

SECTION 4.13 Litigation. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or Merger Sub or (b) any injunction, order, judgment, ruling, decree or writ imposed upon Parent or Merger Sub, in each case, by or before any Governmental Authority, that seeks to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1 Conduct of Business.

(a) Except as required by applicable Law or expressly required by this Agreement or as described in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.1), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable efforts to preserve its and each of its Subsidiaries’ business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees and other Persons with whom the Company or its Subsidiaries have business relationships, assets, rights and properties. Without limiting the generality of the foregoing, and except as required by applicable Law or expressly required by this Agreement or as described in Section 5.1(a) of the Company Disclosure Schedule, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (A) issue, sell or grant any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interest, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its capital stock or other equity or voting interest, provided that the Company may issue shares of Company Common Stock as required to be issued upon exercise or settlement of Options or other equity awards or obligations under the Company Stock Plans outstanding on the date hereof or, to the extent permitted by Section 2.5, the ESPP in accordance with the terms of the applicable Company Stock Plan or the ESPP in effect on the date hereof; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (x) pursuant to written commitments in effect as of the date hereof only from former employees or directors in connection with any termination of services to the Company or any of its Subsidiaries or (y) in connection with withholding to satisfy Tax obligations with respect to Options or Restricted Shares, acquisitions in connection with the forfeiture of Restricted Shares or other equity awards, or acquisitions in connection with the net exercise of Options; (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interest; or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;

(ii) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(iii) (A) incur, issue, modify, renew, syndicate or refinance any Indebtedness (excluding any letters of credit issued in the ordinary course of business), (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company) other than in the ordinary course of business;

(iv) adopt or implement any stockholder rights plan or similar arrangement;

(v) sell or lease, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price, individually or in the aggregate, exceeds $5 million, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer useful in the conduct of the business of the Company, (B) transfers among the Company and its Subsidiaries or (C) in the ordinary course of business (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply, inventory or trading stock in the ordinary course of business);

(vi) make or authorize capital expenditures except (x) as budgeted in the Company’s current plan approved by its board of directors that was made available to Parent, (y) in the ordinary course of business consistent with past practice or (z) otherwise in an amount not to exceed $3 million;

(vii) make any acquisition (including by merger) of the capital stock or, except in the ordinary course of business, a material portion of the assets of any other Person, in each case for consideration in excess of $3 million;

(viii) (A) increase the compensation or benefits of any directors or executive officers of the Company, other than as required by the terms of any applicable agreement or benefit plan in existence on the date of execution of this Agreement or as required by applicable Law, (B) provide increases in salaries, wages and benefits of employees who are not executive officers or directors of the Company other than in the ordinary course of business consistent with past practice, (C) enter into any change-in-control or retention agreement with any officer, employee, director or independent contractor, (D) enter into any employment, severance or other agreement with any officer, employee, director or independent contractor, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, employees with an annual base salary of less than $300,000 and independent contractors, (E) establish, adopt, terminate or amend any Company Plan or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date hereof, except to the extent that such amendment that would not result in more than a de minimis increase to the cost to the Company under such arrangement or plan or (F) hire any employee with an annual base salary in excess of $300,000;

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting or period) materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(x) (A) modify, amend, terminate or waive any rights under any Material Contract (except for any modification or amendment that is beneficial to or not materially less favorable to the Company) or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, except, in the case of Material Contracts described in clause (v) of the definition thereof, in the ordinary course of business or (B) enter into any new Material Contract that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby other than real estate leases entered into under existing master or other similar arrangements that were entered into in the ordinary course of business or that exclude the Transactions from the change in control or similar provision);

(xi) amend the Company Charter Documents or organizational documents of any Subsidiary;

(xii) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Company and its Subsidiaries, as a whole, as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such trademark or trade name;

(xiii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xiv) grant any Lien (other than Permitted Liens) in any of its material assets other than to secure Indebtedness permitted under Section 5.1(a)(iii);

(xv) settle or compromise any pending or threatened suit, action or claim, other than settlements or compromises of any pending or threatened suit, action or claim (A) that do not exceed $500,000 in any single instance or in excess of $5 million in the aggregate, (B) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole, (C) that do not relate to the transactions contemplated hereby and (D) that do not involve the issuance of Company Securities or equity or voting interests;

(xvi) except as required by Law, (a) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period; (b) make any material Tax election, other than a Tax election previously made with respect to prior Tax periods and consistent with such past practice, or change or rescind any material Tax election; (c) settle or compromise any material Tax liability, audit claim or assessment; (d) surrender any right to claim for a material Tax refund; (e) file any amended Tax Return that would reasonably be expected to result in a material increase in Taxes before or after the Closing; (f) enter into any closing agreement with respect to any material Tax or (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business or (2) an extension of the statute of limitations granted in the ordinary course of business in connection with a state or local Tax audit or examination to prevent an imminent assessment of such state or local Taxes; or

(xvii) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) Subject to the conditions of this Agreement and the rights of Parent hereunder, Parent shall not knowingly take or permit any of its Affiliates to take any action that could reasonably be expected to prevent or delay in any material respect the consummation of the Merger; provided, that Parent and Merger Sub shall in no event be required to consummate the Merger prior to the end of the Marketing Period.

(c) Without the prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) of the Company (acting through the Special Committee), Parent and Merger Sub shall not, and shall cause the Guarantors and their respective Affiliates to not, (i) enter into discussions or negotiations regarding any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses (i) and (ii) that are between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any officer or director of the Company (other than Mr. James G. Coulter and, to the extent such action is consistent with actions permitted under the Interim Investors Agreement, MD), on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions.

(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.2 Solicitation; Change in Recommendation.

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on January 15, 2011, the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and in any event within forty-eight hours) provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in, and maintain discussions or negotiations with respect to Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that an Acceptable Confidentiality Agreement need not prohibit the submission of Takeover Proposals or amendments thereto to the Company’s Board of Directors or the Special Committee.

(b) Except as permitted by this Section 5.2 and except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party), the Company shall and shall cause each of its Subsidiaries and Representatives to (i) from 12:00 a.m. (New York City time) on January 16, 2011 (the “No-Shop Period Start Date”), immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (C) enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal. No later than two business days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person that submitted a Takeover Proposal prior to the No-Shop Period Start Date. Notwithstanding the commencement of the obligations of the Company under this Section 5.2(b) on the No-Shop Period Start Date, the parties agree that the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 5.2(a) with respect to each Excluded Party (for as long as any such Person or group is an Excluded Party) on and after the No-Shop Period Start Date until the earlier of the time (A) the Stockholder Approval is obtained and (B) it ceases to be an Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party on or after the No-Shop Period Start Date; provided that to the extent set forth therein, the provisions of Section 5.2(e) shall apply; and provided, further that with respect to any Excluded Party, the Company shall promptly provide to Parent (i) an unredacted copy of any such Takeover Proposal made in writing provided to the Company or any of its Subsidiaries (including any financing commitments relating thereto, which shall include any Redacted Fee Letters) and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing (including any financing commitments and any Redacted Fee Letters relating thereto).

(c) Notwithstanding anything to the contrary contained in Section 5.2(b) or any other provisions of this Agreement, if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Takeover Proposal from any Person or group of Persons, which Takeover Proposal was made by an Excluded Party or which Takeover Proposal was made or renewed on or after the No-Shop Period Start Date and did not result from any breach of this Section 5.2, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Special Committee determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal. From and after the No-Shop Period Start Date, the Company shall promptly (and in any event within 48 hours) provide to Parent (i) an unredacted copy of any such Takeover Proposal made in writing provided to the Company or any of its Subsidiaries

(including any financing commitments (including any Redacted Fee Letters) relating thereto) and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing (including any financing commitments relating thereto).

(d) Following the No-Shop Period Start Date, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal (whether made before or after the No-Shop Period Start Date) on a prompt basis (and in any event within 48 hours) and upon the request of Parent shall apprise Parent of the status of such Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

(e) Except as expressly permitted by this Section 5.2(e) or Section 5.2(f), the Board of Directors of the Company shall not (i)(A) fail to recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 7.1(d)(ii). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Board of Directors of the Company may make a Company Adverse Recommendation Change, enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of this Section 5.2 or take any action pursuant to Section 7.1(d)(ii) if the Board of Directors of the Company (acting upon recommendation of the Special Committee) has determined in good faith, after consultation with its financial advisor and outside legal counsel, (x) that failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Takeover Proposal constitutes a Superior Proposal; provided, however, that (1) the Company has given Parent at least three calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments (including Redacted Fee Letters) relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement, the Financing Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Board of Directors of the Company (acting upon recommendation of the Special Committee) shall have considered in good faith any proposed revisions to this Agreement, the Financing Letters, the Rollover Letter and the Guaranty proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least one calendar day (rather than the three calendar days otherwise contemplated by clause (1) above); and provided, further that the Company has complied in all material respects with its obligations under this Section 5.2 and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the Company termination is in accordance with Section 7.1 and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 7.3 prior to or concurrently with such termination.

(f) Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Board of Directors of the Company may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (“Change of Recommendation”) if the Board of Directors of the Company (acting upon recommendation of the Special Committee) has determined in good faith, after consultation its financial advisor and outside legal counsel, that failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that such action shall not be in response to a Superior Proposal (which is addressed under Section 5.2(e)) and prior to taking such action, (x) the Board of Directors of the Company has given Parent at least three calendar days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement, the

Financing Letters, the Rollover Letter and the Guaranty in such a manner that would obviate the need for taking such action and (z) following the end of such notice period, the Board of Directors of the Company (acting upon recommendation of the Special Committee) shall have considered in good faith any revisions to this Agreement, the Financing Letters, the Rollover Letter and the Guaranty proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Recommendation could be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, that any disclosures permitted under this Section 5.2(g) that does not contain either an express rejection of any applicable Takeover Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under Section 5.2.

(h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more; in each case, other than the Transactions.

(i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Board of Directors of the Company (acting through the Special Committee) has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such, and excluding the Rollover Investors) from a financial point of view than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

SECTION 5.3 Preparation of the Proxy Statement; Stockholders Meeting.

(a) Subject to Section 5.3(b), the Company shall take all actions in accordance with applicable Law, the Company Charter Documents and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Stockholder Approvals, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement or Schedule 13E-3. Subject to Section 5.2, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company in its sole discretion may adjourn or postpone the Company Stockholders Meeting (i) after consultation with Parent, and with Parent’s consent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

(b) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement and file it with the SEC and the Company and Parent shall jointly prepare and file the Schedule 13E-3 with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement or the Schedule 13E-3 and shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the resolution of any such comments; provided, that the Company shall be under no obligation to mail the Proxy Statement to its stockholders prior to the No-Shop Period Start Date. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or the Schedule 13E-3 and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or the Schedule 13E-3. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement and the Schedule 13E-3, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement or Schedule 13E-3 under applicable Law. Parent shall ensure that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement and the Schedule 13E-3 will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement, filing the Schedule 13E-3 or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement and the Schedule 13E-3 (i) will not, with respect to the Proxy Statement, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting and, with respect to the Schedule 13E-3, the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

SECTION 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest any claim, suit, action or other proceeding brought by a third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, in the case of each of clauses (i) through (iv) other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 5.4(c) below. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if the restrictions of any state takeover statute or similar Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the Transactions.

(c) Each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable and in any event within ten business days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the Transactions.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental

Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person and/or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

SECTION 5.5 Financing.

(a) (i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters, and the contribution contemplated by the Rollover Letter pursuant to the terms thereof, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Letters or the Rollover Letter if such amendment, modification or waiver (A) with respect to the Financing Letters, reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 4.7 shall be true and correct) or, with respect to the Rollover Letter, reduces the amount of Company Common Stock to be contributed thereby unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 4.7 shall be true and correct as of the time of such transaction or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing or the contribution contemplated by the Rollover Letter, or otherwise expands, amends or modifies any other provision of the Financing Letters or the Rollover Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing or the contribution contemplated by the Rollover Letter (or satisfaction of the conditions to the Financing or the contribution contemplated by the Rollover Letter) on the Closing Date or (y)

adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto or the Rollover Letter, in each of clauses (x) and (y) in any material respect (provided that, subject to compliance with the other provisions of this Section 5.5(a), Parent and Merger Sub may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 5.5, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.5(a), references to the “Rollover Investment” shall include the financing contemplated by the Rollover Letter as permitted to be amended, modified or replaced by this Section 5.5(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.5(a).

(ii) Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Letters and the Rollover Letter, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (C) to satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 5.5(b)) and in the Equity Funding Letters and the Rollover Letter and to consummate the Financing and make the Rollover Investment at or prior to the Closing, including using its reasonable best efforts (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) to cause the lenders and the other persons committing to fund the Financing and make the Rollover Investment to fund the Financing and make the Rollover Investment at the Closing, (D) to enforce its rights (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) under the Financing Letters and Rollover Letter and (E) to comply with its obligations under the Financing Letters and the Rollover Letter. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters, Rollover Letter, or definitive agreements related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters, Rollover Letter or definitive agreements related to the Financing of any provisions of the Financing Letters, Rollover Letter or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Letters, Rollover Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or the Rollover Investment on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Letters, the Rollover Letter or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two business days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. Upon the occurrence of any circumstance referred to in clause (x), (y)(A) or (z) of the second preceding sentence or if any portion of the Debt Financing or Rollover Investment otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Parent and Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter or the Rollover Letter, as applicable, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing or the Rollover Investment. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing and the Rollover Investment, or any alternative financing, is not a condition to Closing.

(iii) Notwithstanding anything contained in this Section 5.5 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (A) to amend or waive any of the terms or conditions hereof or (B) except as specified in clause (b) of the proviso in Section 1.2, to consummate the Closing any earlier than the final day of the Marketing Period.

(b) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the

Financing, the “Available Financing” it being understood that for purposes of this Section 5.5, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans contemplated by the Debt Commitment Letter) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include (i) (A) furnishing Parent and Merger Sub and their Financing sources, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the offerings of debt securities contemplated by the Available Financing at the time during the Company’s fiscal year such offerings will be made and (B) furnishing Parent and Merger Sub and their Financing sources, as promptly as reasonably practicable following Parent’s request, with information (other than financial information, which is covered by clause (ii) below) regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Available Financing (the “Bank Financing”), to the extent reasonably available to the Company and reasonably requested in writing by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans, (ii) furnishing all financial statements, pro forma financial statements and other financial data and financial information of the Company and its Subsidiaries that is required under paragraph 3, 4 and, excluding textual descriptions of the Company’s business and financial results (other than what is customary contained in the notes to the Company’s financial statements), paragraph 7 of Exhibit E to the Debt Commitment Letter (as in effect on the date of this Agreement); provided that the Company shall only be required to furnish pro forma financial statements or forecasts if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization at least 15 days prior to the date pro forma financial statements are required to be delivered (the information, financial statements, pro forma financial statements, business and other financial data and financial information referred to in clause (i) and (ii) above shall mean the “Required Information”), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, (iv) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, and similar documents required in connection with the Available Financing; provided that any offering documents in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any rating agency presentations, offering documents, bank information memoranda, and similar documents required in connection with the Available Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (v) using reasonable best efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by Parent, (vi) using commercially reasonable efforts to assist in delivery of inventory appraisals and field audits and obtain surveys and title insurance reasonably requested by Parent, (vii) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (viii) executing and delivering any customary pledge and security documents (subject to occurrence of the Effective Time) and customary closing certificates and documents as may be reasonably requested by Parent (including delivery of borrowing base certificates and to the extent the statements therein are accurate delivery of a solvency certificate of the chief financial officer of the Company in the form contemplated by the Debt Commitment Letter (as in effect on the date hereof)), (ix) using reasonable best efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing, (x) assisting in (A) the preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (xi) in connection with the Bank Financing or any bridge or loan financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Debt Financing sources authorizing the distribution of information to prospective lenders and containing a customary representation to the Debt Financing sources that such information does not contain a material misstatement or omission and containing a representation to the Debt Financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (xii) using commercially reasonable efforts to cooperate with the Financing sources in their efforts to benefit from the existing lending relationships of the Company and its Subsidiaries, (xiii) cooperating reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; (xiv) permitting any cash and marketable securities of the Company and its Subsidiaries to be made available to the Parent and/or Merger Sub at the Effective Time, ( xv) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date and (xvi) using reasonable best efforts to obtain a public corporate family rating of the Company from Moody’s Investor Services, a public corporate credit rating of the Company from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities (other than any “asset-based” credit facility) and debt securities from each of such rating agencies; provided, however, that, no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.5 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with (x) the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries and (y) any matters relating to an Internal Restructuring.

(c) The Company shall reasonably cooperate with Parent in Parent’s review of and planning for any internal restructuring or reorganization of subsidiaries, assets or liabilities (an “Internal Restructuring”); provided, however, that (i) the Company shall not be required to take any actions to implement any steps (other than the creation of newly-formed entities; provided that no transfer of assets to such entities shall be required) on such Internal Restructuring (A) unless Parent and Merger Sub have confirmed in writing that they are prepared to proceed immediately to Closing and the Company is satisfied that the Closing will immediately occur thereafter or (B) if such action would contravene any Company Charter Document (or with respect to the Company’s Subsidiaries, any organizational document) or Law; and (ii) such cooperation will not unreasonably interfere with the business or operations of the Company.

SECTION 5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 5.2, unless and until a Company Adverse Recommendation Change has occurred in accordance with Section 5.2(e), so long as this Agreement is in effect, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without first consulting with the other party, except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Authority.

SECTION 5.7 Access to Information; Confidentiality. Subject to applicable Laws, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. Without limiting the generality of this Section 5.7, from the date of this Agreement until the Effective Time, the Company will furnish to the Parent promptly after becoming available (to the extent such items become available), (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use, (ii) any update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use and (iii) monthly same store results. Until the Effective Time, the information provided will be subject to the terms of the letter agreement dated as of November 16, 2010, by and among the Company, TPG Capital, L.P. and Leonard Green & Partners, L.P. (as may be amended from time to time, the “Confidentiality Agreement”); it being understood and agree that any such information may be disclosed as contemplated by Section 5.5(b).

SECTION 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.

SECTION 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time Parent shall, and shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.9 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.9) as incurred to the fullest extent permitted under applicable Law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.9(a).

(b) The Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.9 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnitee, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the annual premium for such insurance shall exceed 300% of the current annual premium (such 300% threshold, the “Maximum Premium”), then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. The Company may prior to the Effective Time purchase, for an aggregate amount not to exceed the aggregate Maximum Premium for six years, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.9(c)

and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.9.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

SECTION 5.10 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11 Employee Matters.

(a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to those employees of the Company and its Subsidiaries who are actively employed as of immediately prior to the Effective Time (“Company Employees”) annual base salary and base wages, short-

term cash incentive compensation opportunities and benefits (excluding equity-based compensation), that are substantially comparable, in the aggregate, to such annual base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to the Company Employees immediately prior to the Effective Time; provided, however, that nothing in this Agreement shall prohibit the Surviving Corporation from terminating the employment of any Company employee.

(b) For purposes of vesting, eligibility to participate and levels of benefits (but not actual accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use its commercially reasonable efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

SECTION 5.12 Notification of Certain Matters; Stockholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s knowledge, on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.13 SEC Filings. The Company shall file with the SEC (i) a Form 10-K with respect to its fiscal year ended January 29, 2011 on or prior to March 14, 2011 and (ii) at and after such time as the Parent notifies the Company that it is commencing bona fide marketing relating to the Debt Financing, a Form 8-K with the Financial Information for the period from the date of the most recently disclosed financial statements included in an SEC Report through the most recent month ended at least 15 days earlier; provided that Financial Information shall include period to date same store sales; period to date revenue; and reaffirmed or revised guidance for full quarter same store sales, revenue, gross margin and earnings per share.

SECTION 5.14 Director Resignations. Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company two days prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

SECTION 5.15 Parent and Merger Sub Expenditure; Parent Distributions. From the date of this Agreement until the Effective Time, (i) Parent and Merger Sub shall not expend funds other than in connection with the Transactions and the payment of related expenses and (ii) Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

SECTION 5.16 Parent Vote.

(a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of the company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

(b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Agreement.

Section 5.17 Section 280G Matters. No later than 10 business days following the date of this Agreement with respect to each “officer” of the Company (as defined in Rule 16a-1 promulgated under Exchange Act) (each, a “Section 16 Officer”) and no later than 20 business days following the date of this Agreement, with respect to any other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code), the Company shall furnish a schedule that sets forth (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to such Section 16 Officer or other disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Section 16 Officer or other disqualified individual, and (iii) the underlying documentation on which such calculations are based. The schedules and underlying documentation required by this Section 5.17 shall be updated and delivered to Parent not later than twenty (20) business days prior to the anticipated Closing Date.

ARTICLE VI

Conditions Precedent

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained;

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and any required approvals thereunder shall have been obtained;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any

Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.6(b) shall be true and correct as of the Effective Time as if made on and as of the Effective Time, (ii) set forth in Section 3.2(a), Section 3.14 and Section 3.20, without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct in all material respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) set forth in this Agreement other than those Sections specifically identified in clause (i) or (ii) of this Section 6.2(a), without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct as of the Effective Time as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect. Solely for the purposes of clause (ii) above, if one or more inaccuracies in the representations and warranties set forth in Section 3.2(a) or Section 3.20 would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger, refinance the Company’s Indebtedness, indirectly acquire all of the outstanding equity interests in the Company’s subsidiaries, consummate the Transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, whether pursuant to Article II or otherwise, to increase by $20 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (ii) of this Section 6.2(a).

(b) Performance of Obligations of the Company. (i) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in this Agreement (other than in Section 4.7) shall be true and correct as of the date of this Agreement and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) except where such failures to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect and (ii) set forth in Section 4.7 of this Agreement shall be true and correct in all material respects as of the Effective Time. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent and Merger Sub as to the effect of the preceding sentence.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Sections 5.4 and 5.5.

ARTICLE VII

Termination

SECTION 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors (in the case of the Company, acting upon the recommendation of the Special Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before May 18, 2011 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform in all material respects any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform in all material respects any of its obligations under this Agreement;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent,

(i) (A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 5.2, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the Company by the Walk-Away Date, or if capable of being cured, shall not have commenced to have been cured within 15 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination (or, if earlier, the Walk-Away Date); or (B) the Company shall have breached in any material respect its obligations under Section 5.2, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the Company by the Walk-Away Date or if capable of being cured, shall not have been cured (x) within 5 business days following receipt of written notice from the Parent of such breach or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Walk-Away Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied; or

(ii) if: (A) the Board of Directors of the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation Change; (B) the Board of Directors of the Company shall have effected a Change of Recommendation; (C) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Takeover Proposal within five business days after Parent so requests in writing, provided that Parent may only make such request once every thirty day period; (D) the Company enters into a Company Acquisition Agreement; (E) the Company or the Board of Directors of the Company shall have publicly announced its intention to do any of the foregoing or (F) the Company fails to hold the Company Stockholders Meeting within ten business days prior to the Walk-Away Date; or

(d) by the Company:

(i) if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Walk-Away Date, or if capable of being cured, shall not have commenced to have been cured within 15 days following receipt by the Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination (or, if earlier, the Walk-Away Date); provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied; or

(ii) prior to the receipt of the Company Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement that constitutes a Superior Proposal, if (A) the Company has complied in all material respects with the requirements of Section 5.2 and (B) prior to or concurrently with such termination, the Company pays the fee due under Section 7.3; or

(iii) if (A) the Marketing Period has ended and the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement, (B) the Company has irrevocably confirmed by notice to Parent after the end of the Marketing Period that all conditions set forth in Section 6.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 6.3 and (C) the Merger shall not have been consummated within three business days after the delivery of such notice.

SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.2 and 7.3, Article VIII, the expense reimbursement and indemnification provisions of Section 5.5(b), and the Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company, Parent, Merger Sub or any of their respective Subsidiaries may have liability pursuant to the sections specified in the immediately preceding sentence that survive such termination and (ii) nothing shall relieve any party from liability for fraud.

SECTION 7.3 Termination Fee.

(a) In the event that:

(i) (A) a bona fide Takeover Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Company Stockholders Meeting (or prior to the termination of this Agreement if there has been no Company Stockholders Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided that for purposes of clause (C) of this Section 7.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) and prior to the Company Stockholders Meeting the Board of Directors of the Company has made a Change of Recommendation;

then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay if and as directed by Parent or its designee the applicable Termination Fee (as defined below) to Parent or its designee by wire transfer of same day funds (x) in the case of Section 7.3(a)(iii), within two business days after such termination, (y) simultaneously with such termination if pursuant to Section 7.1(d)(ii) or (z) in the case of Section 7.3(a)(i), two business days after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $54.0 million, except that in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) (1) on or after the No-Shop Period Start Date in order to enter into a definitive agreement with respect to a Takeover Proposal with a Person or group of Persons that at such time is an Excluded Party or (2) prior to the No-Shop Period Start Date, the “Termination Fee” shall mean a cash amount equal to $27.0 million. In the event that Parent or its designee shall receive full payment pursuant to this Section 7.3(a) and Section 7.3(c), together with reimbursement of any applicable expenses pursuant to Section 7.3(d), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to Section 7.3(d) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3(a) shall limit the rights of Parent and Merger Sub under Section 8.8.

(b) In the event that:

(i) the Company shall terminate this Agreement pursuant to Section 7.1(d)(i); or

(ii) the Company shall terminate this Agreement pursuant to Section 7.1(d)(iii);

then in any such event under clause (i) or (ii) of this Section 7.3(b), if the condition set forth in Section 6.2(c) are satisfied, then Parent shall pay to the Company a termination fee of $200 million in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that Company shall receive full payment pursuant to this Section 7.3(b), together with indemnification pursuant to Section 5.5(b) or reimbursement of any applicable expenses pursuant to Section 7.3(d), the receipt of the Parent Termination Fee together with such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters, the Rollover Letter or the Guaranty (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters, the Rollover Letter or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(c) In the event that:

(i) The Company shall terminate this Agreement pursuant to Section 7.1(b)(iii) or Section 7.1(d)(ii); or

(ii) Parent shall terminate this Agreement pursuant to Section 7.1(b)(iii), Section 7.1(c)(i) or Section 7.1(c)(ii);

then in any such event the Company shall pay Parent or its designees, as promptly as possible (but in any event within 2 business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided that the Company shall not be required to pay more than an aggregate of $5 million in Parent Expenses pursuant to this Section 7.3(c). The expenses payable pursuant to this Section 7.3(c) shall be paid by wire transfer of same day funds within ten business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 7.3(c). The payment of the expense reimbursement pursuant to this Section 7.3(c) shall not relieve the Company of any subsequent obligation to pay the applicable Termination Fee pursuant to Section 7.3(a).

(d) Each of the parties hereto acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 7.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 8.8 and the reimbursement and indemnification obligations of Parent under Section 5.5(b) and Section 7.3(d) hereof, the Company’s right to receive payment of the Parent Termination Fee from Parent or the Guarantors pursuant to the Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries and stockholders against Parent, Merger Sub, the Guarantors, the parties to the Rollover Letter, the Financing Sources of the Debt Financing or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement but subject to Section 8.8 and the proviso to this sentence, Parent’s right to receive payment from the Company of (i) the Parent Expenses pursuant to Section 7.3(c) and/or (ii) the applicable Termination Fee pursuant to Section 7.3(a) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to Section 7.3(d)). For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee (and any indemnification pursuant to Section 7.3(d)) and (2) while the Company may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Parent Termination Fee under Section 7.3 (b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and any money damages, including all or any portion of the Parent Termination Fee.

ARTICLE VIII

Miscellaneous

SECTION 8.1 No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in

Article II, Section 5.9 (Indemnification and Insurance) shall survive the consummation of the Merger (in the case of the Confidentiality Agreement, subject to the terms thereof). All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

SECTION 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors (in the case of the Company, acting upon recommendation of the Special Committee); provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, that no such action shall be taken by the Company unless it is taken upon the recommendation of the Special Committee. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that Parent or Merger Sub may assign this Agreement to any of their Affiliates (provided that such assignment shall not (i) affect the obligations of any Equity Provider under the applicable Equity Funding Letter, the Rollover Investor under the Rollover Letter or any Guarantors under the Guaranty or (ii) impede or delay the consummation of the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement); and provided, further, that the Company has given its prior consent to any such assignment (such consent not to be unreasonably withheld, delayed or conditioned). No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

SECTION 8.5 Counterparts. This Agreement may be executed in one or more counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedules and the Parent Disclosure Schedule, together with the Equity Funding Letters, the Rollover Letter, the Confidentiality Agreement and the Guaranty, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Effective Time occurs (A) the right of the Company’s stockholders to receive the Merger Consideration at the Effective Time and (B) the right of the holders of Options to receive the Designated Consideration; (ii) the provisions set forth in Section 5.9 of this Agreement, (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty, the Equity Funding Letter and the Rollover Letter solely to the extent of the rights set forth therein, (iv) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.3(e) and (v) the rights of Financing Sources and sources of debt financing for the Transactions set forth in Sections 7.3(e) and 8.7(c) (and, except that the Financing Sources are hereby made express third-party beneficiaries of Sections 8.7(a) and (b), 8.8 and 8.9), are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 8.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) Subject to Section 8.7(c), all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the, Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 8.9 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

SECTION 8.8 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financings) shall be subject to the requirements that (i) the Marketing Period has ended and all conditions in Section 6.1 and 6.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded, (ii)(a) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.5(a) of the Merger Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (b) the Rollover Investment is made at Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.8 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, CA 94104
Attention:	General Counsel
Facsimile:	415-743-1500

and

c/o Leonard Green & Partners, L.P.
11111 Santa Monica Blvd., #2000
Los Angeles, CA 90025
Attention:	Jamie Halper
Todd Purdy
Facsimile:	310-954-0404

with copies (which shall not constitute notice) to:

Ropes & Gray LLP
The Prudential Tower
800 Boylston Street
Boston, Massachusetts 02119
Attention:	Alfred O. Rose, Esq.
Julie H. Jones, Esq.
Facsimile:	617-235-0096 / 617-235-0433

and

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Jack H. Nusbaum, Esq.
Adam M. Turteltaub, Esq.
Facsimile:	212-728-9060 / 212-728-9129

and

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention:	Howard A. Sobel
Jason Silvera
Facsimile:	212-751-4864

If to the Company, to:

J. Crew Group, Inc.
770 Broadway 12th Floor
New York, NY 10003
Attention:	General Counsel
Facsimile:	212-209-8175

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:	Scott A. Barshay, Esq.
Thomas E. Dunn, Esq.
Facsimile:	212-474-3700

and

Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention:	Daniel S. Sternberg, Esq.
Matthew P. Salerno, Esq.
Facsimile:	212-225-3999

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Company Charter Documents” means the Company’s certificate of incorporation and by-laws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (iii) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (iv) an individual employment, consulting, severance or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability.

“Company Stock Plans” means the Amended and Restated J. Crew Group, Inc. 1997 Stock Option Plan, the J. Crew Group, Inc. 2003 Equity Incentive Plan, as amended by that certain Amendment No. 1, the J. Crew Group, Inc. 2005 Equity Incentive Plan, as amended by that certain Amendment No. 1, and the J. Crew Group, Inc. Amended and Restated 2008 Equity Incentive Plan.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) the Company’s auditors have delivered drafts of customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon pricing throughout the Marketing Period and (v) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on or before the last day of the Marketing Period and (B) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, in order to consummate any offering of debt securities on the last day of the Marketing Period.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” means the J. Crew Group, Inc. 2007 Associate Stock Purchase Plan.

“Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a Takeover Proposal that the Special Committee determines, in good faith, prior to or as of the No-Shop Period Start Date and after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal; provided, however, that, notwithstanding anything to the contrary contained herein, such Person or group shall cease to be an “Excluded Party” at 12:00 am New York City time on February 1, 2011 unless, prior to February 1, 2011, the Company or any of its Representatives received from such Person or group a Takeover Proposal that the Special Committee determined, in good faith, prior to or as of February 1, 2011 and after consultation with its financial advisor and outside legal counsel, constituted a Superior Proposal; and provided, further, that any such Person or group shall cease to be an “Excluded Party” at any time such Person or group ceases to be actively pursuing efforts to acquire the Company.

“Financing Sources” means the parties to the Debt Commitment Letter and their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity, whether federal, state or local, domestic, foreign or multinational.

“Hazardous Materials” means (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations for the deferred purchase price of property, goods or services to any Person other than the Company or any of its Subsidiaries, (iv) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than the Company or any of its Subsidiaries (other than, in the case of clauses (i), (ii) and (iii), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Intellectual Property” means all intellectual property rights of any type or nature, whether established by Law or contractual agreement, however, denominated, throughout the world, including (i) trademarks, trade names, service marks, service names, corporate names, mark registrations, logos, assumed names, including all common law rights and the goodwill in any of the foregoing; (ii) domain names; (iii) works; (iv) registered and unregistered copyrights, software, data, databases; technology, inventions, trade secrets; (v) patents and patent applications; (vii) moral rights, rights of privacy and publicity; (viii) computer software (including data and related software program documentation in computer-readable and hard-copy forms); and (ix) other intellectual property and proprietary rights of any kind, along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation, or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“Knowledge” means, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.12 of the Company Disclosure Schedule.

“Licensed Software” means all computer, software or firmware programs, modules or libraries licensed to the Company or any of its Subsidiaries and incorporated into or used by the Company or its Subsidiaries in, to develop, maintain or support any of the products or services of their respective businesses.

“Liens” means any pledges, claims, liens, licenses, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Marketing Period” means the first period of 20 consecutive business days after the date of this Agreement beginning on the later of the first day on which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 5.5, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause (a) above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant) and (b) all conditions set forth in Section 6.1 and Section 6.2 (other than (x) the conditions set forth in Section 6.1(a) which need to be satisfied no later than five business days prior to the end of the Marketing Period and (y) those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such 20 consecutive business day period. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the No-Shop Period Start Date, (B) prior to the mailing of the Proxy Statement or (C) if, on or prior to the completion of such 20 business day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of during such new 20 business day period or (y) the Required Information would not be Compliant at any time during such 20 business day period, in which case a new 20 business day period shall commence upon Parent and its financing sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new 20 business day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). In addition, if the Marketing Period would end after the last day prior to the filing of the Company’s annual report on Form 10-K for the fiscal year ending January 29, 2011 on which the auditors would be willing to deliver comfort letters with negative assurance and before the day that the Company files such Form 10-K, then the Marketing Period will not begin prior to the filing of such Form 10-K.

“MD” means Mr. Millard S. Drexler.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions contemplated by this Agreement.

“Permitted Encumbrances” means (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, and (c) Permitted Liens.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (c) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of

Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (d) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records, (e) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, and (f) such other Liens, Encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions, provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.

“Registered Intellectual Property” means patents, patent applications, registered copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks, registered domain names, and registered industrial designs that are material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

“Software” means the Licensed Software and the Owned Software.

“Special Committee” means the special committee of the Board of Directors of the Company.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” means, collectively, this Agreement and the transactions contemplated hereby, including the Merger.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	Section 5.2(a)
Action	Section 3.7
Agreement	Preamble
Antitrust Laws	Section 5.4(a)
Available Financing	Section 5.5(b)
Balance Sheet Date	Section 3.2(a)(ii)
Bankruptcy and Equity Exception	Section 3.3(a)
Capitalization Date	Section 3.2(a)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 5.2(f)
Claim	Section 5.9(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(g)
Company	Preamble
Company Acquisition Agreement	Section 5.2(e)
Company Adverse Recommendation Change	Section 5.2(e)
Company Approvals	Section 3.4
Company Board Recommendation	Section 5.2(e)

Terms Not Defined in this Section 8.12	Section
Company Common Stock	Section 2.1
Company Disclosure Schedule	Article III
Company Employees	Section 5.11(a)
Company Intellectual Property	Section 3.13(b)
Company Preferred Stock	Section 3.2(a)
Company Related Parties	Section 7.3(e)
Company SEC Documents	Section 3.5(a)
Company Securities	Section 3.2(c)
Company Stockholder Approval	Section 3.3(d)
Company Stockholders Meeting	Section 5.3(a)
Confidentiality Agreement	Section 5.7
Contract	Section 3.3(c)
Cooperation Letter Agreement	Preamble
Debt Commitment Letter	Section 4.5
Debt Financing	Section 4.5
Designated Consideration	Section 2.4(b)
DGCL	Section 1.1
Dissenting Shares	Section 2.3
Dissenting Stockholders	Section 2.3
DOJ	Section 5.4(d)
Effective Time	Section 1.3

Terms Not Defined in this Section 8.12	Section
Environmental Laws	Section 3.12
Equity Financing	Section 4.5
Equity Funding Letters	Section 4.5
Equity Provider	Section 4.5
Equity Providers	Section 4.5
Exchange Act	Section 3.4
FCPA	Section 3.8(c)
Filed SEC Documents	Article III
Financing	Section 4.5
Financing Letters	Section 4.5
FTC	Section 5.4(d)
Guarantor	Preamble
Guaranty	Preamble
Indemnitee	Section 5.9(a)
Indemnitees	Section 5.9(a)
Laws	Section 3.8(a)
LGP Equity Funding Letter	Section 4.5
Material Adverse Effect	Section 3.1(a)
Material Contract	Section 3.16(a)
Maximum Premium	Section 5.9(c)
Merger	Preamble

Terms Not Defined in this Section 8.12	Section
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
Most Recent Balance Sheet	Section 3.9(b)
New Plans	Section 5.11(b)
No-Shop Period Start Date	Section 5.2(b)
Old Plans	Section 5.11(b)
Option	Section 2.4(a)(ii)
Owned Real Property	Section 3.15
Parent	Preamble
Parent Disclosure Schedule	Section 4.8
Parent Related Parties	Section 7.3(e)
Parent Termination Fee	Section 7.3(b)
Paying Agent	Section 2.2(a)
Permits	Section 3.8(b)
Proxy Statement	Section 3.4
Representatives	Section 5.2(a)
Required Bank Information	Section 5.5(b)
Required Notes Information	Section 5.5(b)
Restraints	Section 6.1(d)
Restricted Share	Section 2.4(a)(iii)
Rollover Investment	Section 4.5

Terms Not Defined in this Section 8.12	Section
Rollover Investor	Section 4.5
Rollover Letter	Section 4.5
Rollover Shares	Section 2.1(b)
Sarbanes-Oxley Act	Section 3.5(d)(i)
Schedule 13E-3	Section 3.5(e)
SEC	Section 3.4
Securities Act	Section 3.2(d)
Solvent	Section 4.7
Superior Proposal	Section 5.2(i)
Suppliers	Section 3.17
Surviving Corporation	Section 1.1
Takeover Proposal	Section 5.2(h)
Tax	Section 3.9(n)
Tax Returns	Section 3.9 (n)
Termination Fee	Section 7.3(a)(iii)
TPG Equity Funding Letter	Section 4.5
Walk-Away Date	Section 7.1(b)(i)

SECTION 8.13 Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any two or three calendar day period referenced in Section 5.2(e) or (f) includes a day that is a U.S. national holiday, then any such period shall mean such period as extended by the number of days during such period that are U.S. national holidays. A calendar day period shall consist of a period of 24 hours from the time that such period started. A statement that an effect, change, event or occurrence has or has not had, or would or would not reasonably be expected to have, a Material Adverse Effect shall mean that all such effects, changes, events or occurrences, individually or in the aggregate, have or have not had, or would or would not reasonably be expected to have, a Material Adverse Effect All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CHINOS HOLDINGS, INC.,

By:
Name:
Title:

CHINOS ACQUISITION CORPORATION

By:
Name:
Title:

J. CREW GROUP, INC.,

By:
Name:
Title:

[AGREEMENT AND PLAN OF MERGER]